AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2005	REGISTRATION NO. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN TECHNOLOGY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	13114 Evening Creek Drive South San Diego, California 92128 (858) 679-2114 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	87-0361799 (I.R.S. Employer Identification Number)

Kalani Jones
President and Chief Operating Officer
AMERICAN TECHNOLOGY CORPORATION
13114 Evening Creek Drive South
San Diego, California 92128
(858) 679-2114
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy To:
John D. Tishler, Esq.
Steffani M. Stevens, Esq.
SHEPPARD MULLIN RICHTER & HAMPTON LLP
12544 High Bluff Drive, Suite 300
San Diego, California 92130-3051
(858) 720-8900
FAX: (858) 509-3691

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after this registration statement becomes effective

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.00001	3,959,782 shares	$9.425 per share(2)	$37,320,945.35	$4,393

(1)	In the event of a stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2)	Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon a per share price of $9.425, the average of the high ($9.60) and low ($9.25) prices of the common stock on January 21, 2005, as quoted on the NASDAQ SmallCap Market. It is not known how many shares will be purchased under this registration statement or at what price shares will be purchased.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDER IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2005

PROSPECTUS

AMERICAN TECHNOLOGY CORPORATION

3,959,782 SHARES
COMMON STOCK

          This prospectus may be used only for the resale of up to 3,959,782 shares of common stock by Kingsbridge Capital Limited. Kingsbridge is sometimes referred to in this prospectus as the selling stockholder. Kingsbridge may acquire these shares from us pursuant to a Committed Equity Financing Facility and/or a warrant that we issued to Kingsbridge in connection with the Committed Equity Financing Facility. Kingsbridge will receive all of the proceeds from the sale of the shares of common stock hereunder and we will pay all underwriting discounts and selling commissions, if any, applicable to the sale of such shares. We will pay the expenses incurred in registering the shares, including legal and accounting fees. However, we will receive the proceeds from the sale of shares of common stock to Kingsbridge under the Committed Equity Financing Facility (which provides for the sale of up to $25 million of shares of our common stock) or upon the exercise of the warrant.

          Kingsbridge is an “underwriter” within the meaning of the Securities Act of 1933 with respect to this offering.

          Our common stock is quoted on the NASDAQ SmallCap Market under the symbol “ATCO.” On January 21, 2005, the last reported sale price for our common stock on the NASDAQ SmallCap Market was $9.34 per share.

          The securities offered involve a high degree of risk. See “Risk Factors” commencing on page 3 of this prospectus for a discussion of these risks.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus ________________, 2005

INFORMATION CONTAINED IN THIS PROSPECTUS

          You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholder have authorized anyone to provide you with additional or different information. The selling stockholder is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

          In this prospectus, unless otherwise indicated, “our company,” “we,” “us” or “our” refer to American Technology Corporation.

THE COMPANY

          We are an innovator of proprietary sound reproduction technologies and products. We believe our innovative proprietary sound technologies provide us a significant competitive advantage in our principal markets. We believe we are the leader in developing and commercializing parametric loudspeakers, branded as HyperSonic® sound or HSS®. We believe we are also the leader in developing and commercializing high intensity directed acoustical devices, branded as our Long Range Acoustic Device or LRAD™. We have filed over 70 patent applications in the United States, and over 90 patent applications internationally covering our various sound technologies and products.

          We make significant investments in research and development to expand our technology and product portfolio. We are expanding our LRAD product family, introducing a new NeoPlanar product line for emergency notification and general announcing markets which require high intelligibility, and are utilizing our products to provide solutions for difficult acoustic challenges. We offer our products for sale worldwide, but expect the largest markets to be the United States, Europe and Asia.

          Our four major products from our technology portfolio are listed below.

•	Our HyperSonic sound, or HSS, technology is a new parametric speaker technology that creates sound “in the air.” Sound is generated along an air column using ultrasonic frequencies, which are those above the normal range of hearing. The HSS sound beam is highly directional and maintains sound volume over longer distances than traditional loudspeakers. We believe our substantial intellectual property portfolio and pioneering HSS products support our leadership position in the field of parametric non-linear acoustics for sound reproduction. In October 2004, we released our HSS Generation III (T120 and T220) product family, which has higher reliability, lower distortion and higher output levels than previous models of our HSS products.

•	Our Long Range Acoustic Device, or LRAD technology produces variable intensity acoustical sound intended for use in long-range delivery of directional sound information, which is effectively a supercharged megaphone. LRAD products are designed and used as directed long-range hailing and warning systems by both government and commercial customers. We believe our LRAD product innovation, our growing engineering capabilities, and our manufacturing and marketing competencies have established us as the leader in this new marketplace. We are marketing LRAD throughout the U.S. Department of Defense as “The Sound of Force Protection™”, and our markets are expanding to include law enforcement and commercial customers with significant security concerns. In fiscal 2004, we developed a remote controlled pan/tilt version of LRAD for critical infrastructure force protection applications, and we demonstrated our competency to engineer additional new sound solutions for the U.S. Department of Defense.

•	Our NeoPlanar® technology is a thin film magnetic speaker that produces sound of high quality, low distortion and high volume. NeoPlanar applications include high-end sound, emergency notification and public address systems. In fiscal 2004, we began marketing NeoPlanar for use in large indoor spaces and in outdoor environments for emergency notification. NeoPlanar offers customers a new capability by delivering remarkably intelligible communications in difficult spaces such as aircraft hangar bays and at distances up to one-half mile.

•	Our SoundCluster™ technology is a new multi-element speaker cluster optimized for even sound coverage over large areas. Our SoundCluster product offers an improved level of intelligibility and clarity in high ambient noise environments. The SoundCluster satisfies flight deck safety and large area emergency notification requirements. The flexible and ruggedized SoundCluster design lends itself to installation in harsh environments, where conventional speakers may fail. During fiscal 2004, we deployed the first SoundCluster for use on a U.S. naval warship.

          We believe we are uniquely equipped to provide our technologies and products in rapidly growing markets for new sound applications not currently served by conventional sound devices and as an alternative to conventional loudspeakers. We believe market factors such as the rapid growth of plasma and flat panel screens offer significant growth opportunities for our HSS focused sound solutions. We also believe that the growth in defense and homeland security and related protection spending by commercial customers provides a growing market for our sound products to be used for intelligible communication over long distances.

          The number of shares included in this prospectus is approximately 19.99% of our common shares outstanding on December 31, 2004. The number of common shares outstanding does not include the 3,959,782 shares included in this prospectus that may be issued pursuant to the Common Stock Purchase Agreement we entered into with Kingsbridge and upon exercise of the warrant we entered into with Kingsbridge.

          Our shares of common stock trade through the NASDAQ SmallCap Market under the symbol “ATCO.” Our address is 13114 Evening Creek Drive South, San Diego, California, our telephone number is 858-679-2114 and our internet website is located at www.atcsd.com. The information on our website is not part of this prospectus.

THE OFFERING

          On December 14, 2004, we entered into a Common Stock Purchase Agreement with Kingsbridge Capital Limited which established a Committed Equity Financing Facility. Under the Committed Equity Financing Facility we may, at our sole discretion, sell to Kingsbridge and Kingsbridge has committed to purchase subject to certain significant limitations and conditions precedent, up to $25,000,000 of our common stock. As part of this arrangement, we issued a warrant to Kingsbridge to purchase 275,000 shares of our common stock at a price of $8.60 per share. The warrant is exercisable beginning June 14, 2005 and until June 14, 2010.

          Kingsbridge is the selling stockholder under this prospectus, is offering for sale up to 3,959,782 shares of our common stock that it may acquire under the Committed Equity Financing Facility or upon exercise of the warrant. The number of shares ultimately offered for sale by Kingsbridge is dependent upon the number of shares (i) we may decide to sell to Kingsbridge under the Committed Equity Financing Facility at our sole discretion, subject to certain significant limitations and conditions precedent, and (ii) we may be required to sell to Kingsbridge upon exercise of the warrant. Kingsbridge does not have the right or the obligation to purchase our stock under the Committed Equity Financing Facility in the event that our stock is trading below $3.41 per share.

          We will not receive any proceeds from the sale of any of the shares offered and sold by Kingsbridge. However, we may receive up to $25 million in gross proceeds from the sale of our stock to Kingsbridge under the Committed Equity Financing Facility, and up to approximately $2.4 million upon exercise of the warrant. We are obligated to use 40% of any funds we receive from sales of shares under the Committed Equity Financing Facility, but not funds we receive upon exercise of the warrant, to prepay any outstanding interest and principal under promissory notes we sold in December 2004 with an aggregate principal amount of $2 million. We plan to use all other funds received from Kingsbridge under the Committed Equity Financing Facility and upon exercise of the warrant, for general corporate and working capital purposes.

RISK FACTORS

          An investment in our company involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus. You should consider these matters in conjunction with the other information included or incorporated by reference in this prospectus. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

          This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors. The accompanying information contained in this prospectus, including the information set forth below, identifies important factors that could cause these differences. See “Special Note Regarding Forward-Looking Statements.”

          We have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability.

          We have incurred significant operating losses and anticipate continued losses in fiscal 2005. At September 30, 2004, we had an accumulated deficit of $42,327,493. In addition, for fiscal 2004, we incurred a net loss of $5,960,436. We need to generate additional revenue to be profitable in future periods. Failure to achieve profitability, or maintain profitability if achieved, may cause our stock price to decline.

          We may need additional capital for growth.

          Our current plans indicate that depending on sales, we may need additional capital to support our growth.  We may generate a portion of these funds from operations.

          The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated.  Principal factors that could affect the availability of our internally generated funds include:

•	government spending levels;

•	introduction of new competing technologies;

•	failure of sales from our Government and Force Protection Group, or Government Group, and our Business Products and Licensing Group to meet planned projections;

•	product mix and effect on margins; and

•	acceptance of our products in new markets.

          When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions.  If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our research and development efforts, sell or license some or all of our technology or assets or curtail or cease operations.  If we raise additional funds by selling additional shares of our capital stock or securities convertible into common stock, the ownership interest of our stockholders will be diluted.

          The Committed Equity Financing Facility may have a significant dilutive impact on our stockholders, and the potential unavailability of this facility would negatively affect our financing activities.

          We have entered into a Committed Equity Financing Facility with Kingsbridge Capital Limited. Under the terms of our agreement with Kingsbridge, we may, at our sole discretion, sell to Kingsbridge, and Kingsbridge would be obligated to purchase, shares of our common stock for up to $25 million in proceeds to us. The price at which we may sell shares of common stock under the agreement is based on a discount to the volume weighted average market price of the common stock for fifteen trading days following each of our elections to sell shares. For each election to sell shares, we select the lowest threshold price at which our stock may be sold, but the threshold price cannot be lower than $3.00 per share. In the event the market price of our common stock falls below $3.41 per share, which after giving affect to the discount would result in a price per share lower that the $3.00 minimum threshold price, the Committed Equity Financing Facility will not be an available source of financing. In addition, we are obligated to use 40% of the proceeds we may raise from the Committed Equity Financing Facility to prepay any outstanding interest and principal on promissory notes we sold in December 2004 with an aggregate principal amount of $2 million. Our agreement with Kingsbridge permits Kingsbridge to terminate the Committed Equity Financing Facility if Kingsbridge determines that a material and adverse event has occurred affecting the business, operations, properties or financial condition of our company, or if any situation occurs that would interfere with our ability to perform any of our obligations under the agreement.

          The issuance of shares under the Committed Equity Financing Facility will have a dilutive impact on other stockholders and the issuance or even potential issuance of such shares could have a negative effect on the market price of our common stock. In addition, if we draw down the Committed Equity Financing Facility, we will issue shares to Kingsbridge at a discount ranging from 8% to 12% of the daily volume weighted average prices of our common stock during the fifteen day trading period after initiation of each draw down. Issuing shares at such a discount will further dilute the interests of other stockholders.

          To the extent that Kingsbridge sells shares of our common stock issued under the Committed Equity Financing Facility under this prospectus, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of dilution from sales of stock to or by Kingsbridge may cause holders of our common stock to sell their shares, or it may encourage short sales. This could contribute to a decline in our stock price.

          The Committed Equity Financing Facility imposes certain liquidated damages and limitations on our ability to issue future priced securities. These liquidated damages and limitations may significantly impair our liquidity and ability to raise capital.

          The terms of the Committed Equity Financing Facility require us to pay liquidated damages in the event that a registration statement is not available for the resale of securities purchased by Kingsbridge under the Committed Equity Financing Facility or by exercise of its warrant. Except for certain permitted periods of ineffectiveness described below, we are obligated to pay to Kingsbridge an amount, up to $2.5 million, equal to the number of shares purchased under the Committed Equity Financing Facility and held by Kingsbridge at the date the registration statement becomes unavailable, multiplied by any positive difference in price between the volume weighted average price on the trading day prior to such period of unavailability and the volume weighted average price on the first trading day after the period of unavailability. We may, in lieu of paying such liquidated damages, offer to repurchase the securities held by Kingsbridge for a price equal to the volume weighted average price on the trading day prior to such period of unavailability.

          We are permitted to suspend the availability of the registration statement if there is material undisclosed information then existing or if we intend to file another registration statement. However, if we suspend the registration statement for more than 30 days during any calendar year or more than six times in any twelve month period, we are obligated to pay Kingsbridge liquidated damages. These liquidated damages provisions generally provide that if the registration statement is suspended within fifteen trading days following any settlement date for the purchase of our stock under the Committed Equity Financing, we shall pay Kingsbridge a percentage of the decline in value, if any, of shares held by Kingsbridge during the time the availability of the registration statement is suspended as follows: 75% if such notice of suspension is delivered prior to the fifth trading day after a settlement date, 50% if such notice of suspension is delivered on or after the fifth and prior to the tenth trading day after a settlement date, and 25% if such notice of suspension is delivered on or after the tenth and prior to the fifteenth trading day after a settlement date. The amount of such liquidated damages for any one period of suspension may not exceed $1.75 million. We may, in lieu of paying such liquidated damages, offer to repurchase the securities held by Kingsbridge for a price equal to the volume weighted average price on the trading day prior to such period of ineffectiveness. We may also elect to pay such liquidated damages in shares of common stock valued at the market value on the first trading day after such permitted suspension ends. The liquidated damages could severely affect our liquidity, or to the extent we are permitted to pay such damages through the issuance of common stock, cause dilution to our common stockholders.

          In addition, during the two-year term of the proposed Committed Equity Financing Facility, without the prior written consent of Kingsbridge, we are prohibited from issuing securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for such common stock is determined using a floating or otherwise adjustable discount to the market price of the common stock (including pursuant to an equity line or other financing that is substantially similar to an equity line with an investor other than Kingsbridge). In the past, we met our capital needs through the sale of preferred stock and convertible notes which had floating price features. We may have difficulty raising capital if Kingsbridge does not consent to our use of such securities in the future. If we are unable to raise capital from Kingsbridge or from sources that do not demand a floating price feature, we may have to severely curtail our operations, which could cause a significant decrease in the price of our common stock.

          Two customers collectively accounted for more than half of our net revenues in fiscal 2004 and we continue to be dependent on a few large customers.

          For fiscal 2004, ADS, Inc. accounted for 47% of our revenues and General Dynamics, Armaments and Technical Products, Inc., or GD-ATP, accounted for 11% of our revenues. Both of these customers distributed products they purchased from us to end users.  GD-ATP is no longer a distributor for our products.  ADS has the right to cease doing business with us at any time.  If that were to occur, due to loss of demand for our products from their customers, our net revenues could decline substantially. Any such decline could result in us incurring net losses, increasing our accumulated deficit and causing us to need to raise additional capital to fund our operations.

We must expand our customer base in order to grow our business.

          To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to increase our customer base. Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us enough quantities of our product or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on a number of factors, including:

•	our ability to manufacture reliable products that have the features that are required by our customers;

•	our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;

•	our ability to develop and expand new markets for directed sound products; and

•	our ability to develop international product distribution directly or through strategic partners.

          The growth of our Government Group revenues is materially dependent on acceptance of our LRAD products by government, military and developing force protection and emergency response agencies, and if these agencies do not purchase our products, our revenues will be adversely affected.

          Although our LRAD products are designed to be used by both government and commercial customers, our LRAD products have to date been predominately sold for government use. Within the Government Group, our largest customer is a reseller of our products to end users in various branches of the military such as the U.S. Navy, U.S. Marine Corps, U.S. Army and the Department of Homeland Security. We have only recently achieved significant sales of LRAD products, and the product has not yet been widely accepted in the government market. Furthermore, the force protection and emergency response market is itself an emerging market which is changing rapidly. If our LRAD product is not widely accepted by the government, military and the developing force protection and emergency response markets, we may not be able to identify other markets, and we may fail to achieve our sales projections.

          Perceptions that long range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our LRAD products which could cause our revenues to decline.

          Potential customers for our LRAD products, including government, military and force protection and emergency response agencies may be influenced by claims or perceptions that long range hailing devices are unsafe or may be used in an abusive manner. These claims or perceptions could cause our product sales to decline. In addition, if these agencies have these perceptions, it will be difficult for us to grow our customer base beyond these markets. These factors could reduce future revenues, adversely affecting our financial condition and results of operations.

          We are an early stage company introducing new products and technologies. If commercially successful products are not produced in a timely manner, we may be unprofitable or forced to cease operations.

          Our HSS, NeoPlanar and LRAD technologies have only recently been introduced to market and are still being improved. Commercially viable sound technology systems may not be successfully and timely produced by us due to the inherent risks of technology development, new product introduction, limitations on financing, manufacturing problems, competition, obsolescence, loss of key technical personnel and other factors. Revenues from our sound products have been limited to date and we cannot guarantee significant revenues in the future. The development and introduction of our products took longer than anticipated by management and the introduction of new products could also be subject to delays. Customers may not wait for newer versions of existing products or new products and may elect to purchase products from competitors. We experienced quality control problems with some of our initial commercial HSS units, and we may not be able to resolve future similar problems in a timely and cost effective manner. Products employing our sound technology may not achieve market acceptance. Our various sound projects are high risk in nature, and unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or result in a determination that further exploitation is unfeasible. If we do not successfully exploit our technology, our financial condition and results of operations and business prospects would be adversely affected.

          Our products have never been produced in quantity, and we may incur significant and unpredictable warranty costs as these products are mass produced.

          None of our products has been produced in sufficient quantities to be considered mass produced. Our technologies are substantially different from proven, mass produced sound transducer designs. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase, depending on the product.

          In fiscal 2003, due to performance failures of components in some of our first generation of HSS systems, we agreed to voluntarily replace emitters on an estimated 700 HSS Generation I units. At September 30, 2004, we had a warranty reserve of $331,917, of which $186,454 was reserved for this replacement program. During fiscal 2004, we incurred warranty expense of $145,463 and we reduced our warranty reserve by $43,792 for products that were no longer under warranty. We also applied $89,254 of incurred costs against the special reserve for HSS Generation I units.  Future warranty costs could further adversely affect our financial position, results of operations and business prospects. The failure rate of our latest HSS Generation III may not be reduced to acceptable levels.

          We do not have the ability to predict future operating results. Our quarterly and annual revenues will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our revenue expectations.

          All of our fiscal 2004 revenues were generated from our sound proprietary reproduction technologies, and we expect these to be the source of substantially all of our future revenues. Revenues from our sound proprietary reproduction technologies are expected to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

•	our ability to develop and supply sound reproduction components to customers, distributors or OEMs or to license our technologies;

•	market acceptance of and changes in demand for our products or products of our customers;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products and OEM products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	unpredictable warranty costs associated with new product models;

•	production delays by customers, distributors, OEMs or by us or our suppliers;

•	seasonal fluctuations in sales;

•	the conditions of other industries, such as military and commercial industries, into which our technologies may be licensed;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and

•	general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

          Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

          Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales or license revenue shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

          Our expenses may vary from period to period, which could affect quarterly results and our stock price.

          If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations would be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

•	the timing and extent of our research and development efforts;

•	investments and costs of maintaining or protecting our intellectual property;

•	the extent of marketing and sales efforts to promote our products and technologies;

•	the timing of personnel and consultant hiring; and

•	the cost of settling legal disagreements.

          Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

          Technological competition from other and longer established electronic and loudspeaker manufacturers is significant and expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

          Sound reproduction markets are subject to rapid technological change, so our success will depend on our ability to develop and introduce new technologies.

          Technology and standards in the sound reproduction markets evolve rapidly, making timely and cost-effective product innovation essential to success in the marketplace. The introduction of products with improved technologies or features may render our technologies obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our technologies do not perform well, our business and financial condition will be adversely affected. The life cycles of our technologies are difficult to estimate, particularly those such as HSS and LRAD for which there are no well established markets. As a result, our technologies, even if successful, may become obsolete before we recoup our investment.

          Our competitive position will be seriously damaged if we cannot obtain patent protection for important differentiating aspects of our products or otherwise protect intellectual property rights in our technology.

          We rely on a combination of contracts and trademark, patent and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, our competitors may be able to independently develop and the agreements we enter into may not be enforceable.

          Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology, particularly our patents.  There is no guarantee any patent will issue on any patent application that we have filed or may file. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position will be significantly harmed because it will be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop or patent technologies that are substantially equivalent to or superior to our technology.  For example, patent protection on our LRAD product is limited, and we may not be able to prevent others from introducing products with similar functionality.  If this happens, any patent that we may obtain may not provide protection and our competitive position could be significantly harmed.

          As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States where our products can be sold or licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

          We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

          Our competitive position will be seriously damaged if our products are found to infringe on the intellectual property rights of others.

          Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products or services that incorporate the disputed technology.

          If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

          In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

          Our HSS technology is subject to government regulation, which could lead to unanticipated expense or litigation.

          Our HyperSonic sound technology emits ultrasonic vibrations, and as such is regulated by the Food and Drug Administration. In the event of certain unanticipated defects in an HSS product, a customer or we may be required to comply with FDA requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a customer or us. Any regulatory impediment to full commercialization of our HSS technology, or any of our other technologies, could adversely affect our results of operations.

          We may face personal injury and other liability claims that harm our reputation and adversely affect our sales and financial condition.

          Some of our products are capable of sufficient acoustic output to cause damage to human hearing or human health if used improperly, such as when the products are used at close ranges or for long periods of exposure.  A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning.  We may also be subject to lawsuits involving allegations of misuse of our products.  Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may become too costly for us or may become unavailable for us in the future.  We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our financial position.  Significant litigation could also result in a diversion of management’s attention and resources, and negative publicity.

          We may not be successful in obtaining the necessary licenses required for us to sell some of our products abroad.

          Licenses for the export of certain of our products may be required from government agencies in accordance with various statutory authorities, including, for example, the Trading with the Enemy Act of 1917, the Arms Export Control Act of 1976, the Export Administration Act of 1979, or the International Emergency Economic Powers Act, as well as their implementing regulations and executive orders.

          In the case of certain agreements involving equipment or services controlled under the International Traffic in Arms Regulations (ITAR) and sold at specified dollar volumes, the U.S. Department of State must notify Congress at least fifteen to thirty days, depending on the intended overseas destination, prior to authorizing these sales. During that time, Congress may take action to block the proposed sale. Based on our current product lines, we do not anticipate the congressional notification requirement to have an immediate impact; however, as our product lines expand, this notification requirement could impact our ability to sell certain controlled products or services in the international market.

          The need for export licenses and, when required, Congressional notification, can introduce a period of delay in our ability to consummate international transactions. Because issuance of an export license is wholly within the discretion of the controlling U.S. government agency, it is possible that, in some circumstances, we may not be able to obtain the necessary licenses for some potential transactions.

          Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.

          We expect to sell or products worldwide. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	changes in tariff regulations;

•	political instability, war, terrorism and other political risks;

•	foreign currency exchange rate fluctuations;

•	establishing and maintaining relationships with local distributors and dealers;

•	lengthy shipping times and accounts receivable payment cycles;

•	import and export licensing requirements;

•	compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	greater difficulty in safeguarding intellectual property than in the U.S.; and

•	difficulty in staffing and managing geographically diverse operations.

          These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products.

          Commercialization of our proprietary sound technologies depends on collaborations with other companies. If we are not able to maintain or find collaborators and strategic alliance relationships in the future, we may not be able to develop our proprietary sound technologies and products.

          An important part of our strategy is to establish business relationships with leading participants in various segments of the electronics, government and sound reproduction markets to assist us in producing, distributing, marketing and selling products that include our proprietary sound technologies.

          Our success will therefore depend on our ability to maintain or enter into new strategic arrangements with partners on commercially reasonable terms. If we fail to enter into such strategic arrangements with third parties, our financial condition, results of operations, cash flows and business prospects will be adversely affected. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our sound and other technologies.

          We are dependent on third party manufacturers.

          We do not have the capacity to manufacture all of our products internally and we are therefore dependent on third party manufacturers.  At present, we manufacture NeoPlanar and SoundCluster internally only in small quantities and would need to outsource our manufacturing if sales of these products were to increase significantly.  In addition, we established a manufacturing relationship with Pemstar, Inc. in fiscal 2004 to manufacture our LRAD and HSS products.  We do not have a formal written agreement with Pemstar. Pemstar, or any other contract manufacturing partner, may not be able or willing to manufacture products for us in the quantities and at the level of quality that we require. If we need to seek additional third party manufacturers for our products, we may not be able to obtain acceptable replacement manufacturing sources on a timely basis. An extended interruption in the supply of our products could result in a substantial loss of sales. In addition, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased product returns and buybacks.  Failure to maintain quality contract manufacturing could reduce future revenues, adversely affecting financial condition and results of operations.

          We rely on outside suppliers to provide a large number of components incorporated in our products.

          Our products have a large number of components produced by outside suppliers.  In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price.  In particular, we depend on our HSS piezo-film supplier to provide expertise and materials used in our proprietary HSS emitters.  If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

          Our contracts and subcontracts that are funded by the U.S. government or foreign governments are subject to government regulations and audits and other requirements.

          Government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could have a material adverse effect on our business, financial condition or results of operations or increase the costs of competing for or performing government contracts. If we violate any of these regulations, then we may be subject to termination of these contracts, imposition of fines or exclusion from government contracting and government-approved subcontracting for some specific time period. In addition, our contract and subcontract costs and revenues may be subject to adjustment as a result of audits by government auditors.

          We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

          Our Government Group business has involved and is expected in the future to involve providing products and services under contracts or subcontracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	contain onerous procurement procedures; and

•	be subject to cancellation if government funding becomes unavailable.

          Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

          If our key employees do not continue to work for us, our business will be harmed because competition for replacements is intense.

          Our performance is substantially dependent on the performance of our executive officers and key technical employees, including Elwood G. Norris, our Chairman, and Kalani Jones, our President and Chief Operating Officer. We are dependent on our ability to retain and motivate high quality personnel, especially highly skilled technical personnel. Our future success and growth also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, managerial and sales personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified technical, managerial or sales personnel in the future. The inability to attract and retain the necessary technical, managerial or sales personnel could cause our business, operating results or financial condition to suffer.

          We may not address successfully the problems encountered in connection with any potential future acquisitions.

          We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

          If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

          We are subject to increased costs as a result of newly adopted accounting and SEC regulations.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required by the end of fiscal 2005 to perform an evaluation of our internal controls over financial reporting and have our independent auditor attest to that evaluation. Compliance with these requirements is expected to be expensive and time consuming. If we fail to timely complete this evaluation, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

          In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. No system of internal controls can be designed to provide absolute assurance of effectiveness and any material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. In addition, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

          Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

          Technology companies in general and our company in particular have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Currently, we do not recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options, and we instead disclose in the notes to our financial statements information about what such charges would be if they were expensed. An accounting standard setting body has recently adopted a new accounting standard that will require us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning with our fourth quarter of fiscal 2005. The change in accounting rules will lead to increased reported net loss or, should we become profitable, a decrease in reported earnings. This may negatively impact our future stock price. In addition, this change in accounting rules could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

          We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

          We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

          We may issue additional common stock in the future, including shares under our Committed Equity Financing Facility, and this stock may reduce the value of your common stock.

          As a result of the Committed Equity Financing Facility or other financings, we may issue additional shares of common stock without further action by our stockholders. Moreover, although the issuance of our common stock under the Committed Equity Financing Facility will have no effect on the rights or privileges of existing holders of common stock, the economic and voting interests of each stockholder will be diluted as a result of such issuances. Although the number of shares of common stock that stockholders presently own will not decrease, such shares will represent a smaller percentage of our total shares that will be outstanding after such events. If we satisfy the conditions that allow us to draw down the entire $25 million available under the Committed Equity Financing Facility, and we choose to do so, then generally, as the market price of our common stock decreases, the number of shares we will have to issue upon each draw down on the Committed Equity Financing Facility increases, to a maximum of 3,684,782 shares we may issue without stockholder approval. Drawing down on the Committed Equity Financing Facility when the price of our common stock is decreasing will have an additional dilutive effect to your ownership percentage and may result in additional downward pressure on the price of our common stock.

          Our stock price is volatile and may continue to be volatile in the future.

          Our common stock trades on the NASDAQ SmallCap Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	developments concerning our sound reproduction technologies;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the consumer electronics market;

•	announcements of merger or acquisition transactions;

•	changes in personnel within our company; and

•	other events or factors and general economic and market conditions.

          The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Statements in this prospectus and in the documents incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. These statements relate to our future plans, objectives, expectations and intentions. You may generally identify these statements by the use of words such as “expect,” “anticipate,” “may,” “will” and similar expressions.

          You should not place undue reliance on our forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. The information in this prospectus speaks only as of the date of this prospectus and the information incorporated herein by reference speaks only as of its date. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of any of the shares offered and sold by Kingsbridge. However, we may receive up to $25 million in gross proceeds from the sale of our stock to Kingsbridge under the Committed Equity Financing Facility, and up to approximately $2.4 million upon exercise of the warrant. We are obligated to use 40% of any funds we receive from sales of shares under the Committed Equity Financing Facility, but not funds we receive upon exercise of the warrant, to prepay any outstanding interest and principal under promissory notes we sold in December 2004 with an aggregate principal amount of $2 million. Such notes accrue interest at 8% per year and mature on December 31, 2006. We plan to use all other funds received from Kingsbridge for the purchase of these securities for general corporate and working capital purposes.

THE COMMITTED EQUITY FINANCING FACILITY

          On December 14, 2004, we entered into a Committed Equity Financing Facility with Kingsbridge Capital Limited, pursuant to which Kingsbridge committed, subject to certain significant limitations and conditions precedent, to purchase up to $25 million of our common stock. As part of this arrangement, we issued a warrant to Kingsbridge to purchase 275,000 shares of our common stock at a price of $8.60 per share. The warrant is exercisable beginning June 14, 2005 and until June 14, 2010.

          Until December 14, 2006 we may, from time to time, at our sole discretion and subject to various limitations and conditions precedent that we must satisfy, require Kingsbridge to purchase newly-issued shares of our common stock at a price that is between 88% and 92% of the volume weighted average of the price of our common stock for each of the fifteen trading days following our election to sell, or draw down, shares. Such discount will be determined as follows:

VWAP*	Applicable Discount To VWAP
At or greater than $3.00 per share, but less than $5.00 per share	12%
At or greater than $5.00 per share but less that $10.00 per share	10%
At or greater than $10.00 per share	8%

          * “VWAP” means the volume weighted average price of our common stock during a trading day as reported by Bloomberg, L.P. using the AQR function.

          The maximum number of shares that we are permitted to issue pursuant to the Committed Equity Financing Facility is 8,333,333. However, without stockholder approval, the rules of the NASDAQ Stock Market prohibit us from selling more than 20% of our issued and outstanding common stock measured as of the time at which we entered into a material definitive agreement with Kingsbridge. There were 19,808,819 common shares outstanding on December 14, 2004. This 20% limit applies to any shares we may issue pursuant to the Committed Equity Financing Facility and upon the exercise of the warrant. Therefore, the maximum number of shares that we may issue to Kingsbridge is 3,959,782, of which 3,684,782 may be issued under the Committed Equity Financing Facility and 275,000 may be issued upon exercise of the warrant. We will exercise our right to draw down the Committed Equity Financing Facility, if and to the extent available, at such times as we deem appropriate. We are obligated to use 40% of the proceeds we may receive from the Committed Equity Financing Facility to prepay any outstanding interest and principal on the promissory notes we sold in December 2004 with an aggregate principal amount of $2 million.

          We can elect to sell shares in amounts up to a maximum of 3% of our market capitalization at the time of the election, provided that in no event can a single election exceed $10 million. For each election to sell shares to Kingsbridge, we select the lowest threshold price at which our stock may be sold, but the threshold price cannot be lower than $3.00 per share.

          The following table sets forth the amount of proceeds we would receive from Kingsbridge from the sale of shares of our common stock offered by this prospectus at varying purchase prices:

Assumed Average Purchase Price		Number of Shares to be Issued if Full Purchase (1)	Percentage Outstanding After Giving Effect to the Issuance to Kingsbridge (2)	Proceeds from the Sale of Shares to Kingsbridge

$3.00		3,684,782	15.7%	$11,054,346
$5.00		3,684,782	15.7%	$18,423,910
$9.80	(3)	2,551,020	11.4%	$25,000,000
$10.00		2,500,000	11.2%	$25,000,000
$15.00		1,666,666	7.8%	$25,000,000
$20.00		1,250,000	5.9%	$25,000,000
$40.00		625,000	3.1%	$25,000,000

          (1) Based upon a maximum of 3,684,782 shares for purchase by Kingsbridge registered in the registration statement which includes this prospectus. Does not include the 275,000 shares that may be issued upon exercise of the warrant.

          (2) Based upon 19,808,819 shares outstanding as of December 31, 2004.

          (3) Closing sale price reported on the NASDAQ SmallCap Market on January 7, 2005.

          Flagstone Securities, LLC served as a consultant for the Committed Equity Financing Facility. As compensation for its services, we have agreed to pay to Flagstone cash payments equal to 4% of the first $5,000,000 raised under the Committed Equity Financing Facility; 3% for the second $5,000,000 raised under the Committed Equity Financing Facility; 2% for the third $5,000,000 raised under the Committed Equity Financing Facility; and 1.5% for any additional amounts raised under the Committed Equity Financing Facility. Proceeds obtainable upon the exercise of the warrant are not included in the foregoing amounts.

          The issuance of our common stock under the Committed Equity Financing Facility will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of such issuance. Although the number of shares of common stock that stockholders presently own will not decrease, such shares will represent a smaller percentage of our total shares that will be outstanding after such events. If we satisfy the conditions that allow us to draw down the entire $25 million available under the Committed Equity Financing Facility, and we choose to do so, then generally, as the market price of our common stock decreases, the number of shares we will have to issue upon each draw down on the Committed Equity Financing Facility increases, to a maximum of 3,684,782 shares without stockholder approval. Drawing down upon the Committed Equity Financing Facility when the price of our common stock is decreasing will have an additional dilutive effect to the ownership percentage of current stockholders and may result in additional downward pressure on the price of our common stock.

          The following is a summary of some of the material conditions that must be met before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, none of which are within the control of Kingsbridge:

•	Each of the representations and warranties we made in our agreement with Kingsbridge, which we refer to as the purchase agreement, must be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time. One of the representations provides that no material and adverse event or series of events has or have occurred affecting our business, operations, properties or financial condition.

•	We must have complied in all material respects with our obligations under the purchase agreement.

•	The registration statement, of which this prospectus is a part, must be effective and available for use by Kingsbridge.

•	We cannot have knowledge of any event more likely than not to cause the registration statement to be unavailable to Kingsbridge during the fifteen day draw down period.

•	Trading in our common stock must not have been suspended by the Commission, the NASDAQ SmallCap Market or the NASD, and trading in securities generally on the NASDAQ SmallCap Market must not have been suspended or limited.

•	The number of shares of our common stock beneficially owned by Kingsbridge, together with those shares that we propose to sell to Kingsbridge in connection with a draw down, cannot exceed 9.9% of the total amount of our common stock that would be outstanding upon completion of the draw down.

          There is no guarantee that we will be able to meet these and other conditions under the purchase agreement or that we will be able to draw down any portion of the $25 million commitment. Even if we meet these and other conditions, the election to draw down amounts is at our sole discretion and we are not obligated to sell any shares to Kingsbridge.

          We also entered into a registration rights agreement with Kingsbridge in connection with the Committed Equity Financing Facility. As contemplated by the registration rights agreement, we have filed a registration statement, of which this prospectus is a part, with the Commission relating to the resale by Kingsbridge of 3,684,782 shares of common stock purchased by Kingsbridge under the purchase agreement or issued to Kingsbridge as a result of the exercise of the warrant. The effectiveness of such registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the purchase agreement.

          During the term of the Committed Equity Financing Facility, Kingsbridge and its affiliates are prohibited from entering into any hedging transaction or engaging in any short selling with respect to our common stock. Provided, however, Kingsbridge has the right during the fifteen trading days following our draw down election to sell shares of our common stock equal in number to the aggregate number of the shares to be purchased pursuant to the applicable draw down.

          The terms of the Committed Equity Financing Facility require us to pay liquidated damages in the event that a registration statement is not available for the resale of securities purchased by Kingsbridge under the Committed Equity Financing Facility or upon exercise of its warrant. Except for certain permitted periods of ineffectiveness described below, we are obligated to pay to Kingsbridge an amount, up to $2.5 million, equal to the number of shares purchased under the Committed Equity Financing Facility and held by Kingsbridge at the date the registration statement becomes unavailable, multiplied by any positive difference in price between the volume weighted average price on the trading day prior to such period of unavailability and the volume weighted average price on the first trading day after the period of unavailability. We may, in lieu of paying such liquidated damages, offer to repurchase the securities held by Kingsbridge for a price equal to the volume weighted average price on the trading day prior to such period of unavailability.

          We are permitted to suspend the availability of the registration statement for resale of the shares purchased by Kingsbridge if there is material undisclosed information then existing or if we intend to file another registration statement with the SEC. However, we are permitted to suspend the use of the registration statement for only up to 30 days during any calendar year, and no more than six times in any 12 month period. In the event that we exercise this right of suspension within fifteen trading days following any settlement date for the purchase of our stock under the Committed Equity Financing Facility, we must pay to Kingsbridge as liquidated damages a percentage of the decline in value, if any, of shares purchased during the most recent draw down period and held by Kingsbridge, as follows: 75% if such notice of suspension is delivered prior to the fifth trading day after a settlement date, 50% if such notice of suspension is delivered on or after the fifth and prior to the tenth trading day after a settlement date, and 25% if such notice of suspension is delivered on or after the tenth and prior to the fifteenth trading day after a settlement date. The amount of such liquidated damages for any one period of suspension may not exceed $1.75 million. We may, in lieu of paying such liquidated damages, offer to repurchase the securities held by Kingsbridge for a price equal to the volume weighted average price on the trading day prior to such period of ineffectiveness. We may also elect to pay such liquidated damages in shares of common stock valued at the market value on the first trading day after such permitted suspension ends.

SELLING STOCKHOLDER

          The following table sets forth certain information regarding beneficial ownership of our common stock by Kingsbridge as of December 31, 2004. Kingsbridge has not had a material relationship with our company within the past three years other than the Committed Equity Financing Facility described above.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Percent of Outstanding Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock to be Offered Pursuant to this Prospectus(1)	Number of Shares of Common Stock Beneficially Owned After the Offering (2)	Percent of Outstanding Shares of Common Stock Beneficially Owned After the Offering (2)

Kingsbridge Capital Limited (3)	--	--%	3,959,782	--	--%

(1)	Includes the shares of common stock which are the subject of this prospectus as follows: 3,684,782 shares of common stock issuable in connection with the Committed Equity Financing Facility and 275,000 shares of common stock that may be acquired by Kingsbridge upon exercise of its warrant.

(2)	Assumes that all shares included in this prospectus are sold and that Kingsbridge does not acquire any additional shares of common stock.

(3)	Valentine O’Donoghue and Adam Gurney have shared voting and investment control of the securities held by Kingsbridge and Kingsbridge does not accept third party investments.

PLAN OF DISTRIBUTION

          We are registering 3,959,782 shares of common stock under this prospectus on behalf of Kingsbridge. All or a portion of the shares offered hereby by Kingsbridge may be delivered and/or sold in transactions from time to time on the NASDAQ SmallCap Market, or another national securities exchange or quotation service on which our common stock trades, on the over-the-counter market, in privately-negotiated transactions, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time, prices related to such prevailing prices or negotiated prices. Kingsbridge may also sell shares through the writing of options which may or may not be listed on an options exchange. Kingsbridge may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Kingsbridge. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Kingsbridge is an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify Kingsbridge with respect to the shares offered hereby against certain liabilities including certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid for such liabilities.

          Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge and, it acts as agent for the purchaser of such shares, from such purchaser. Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may resell such shares from time to time in transactions on the NASDAQ SmallCap Market, or another national securities exchange or quotation service on which our common stock trades, on the over-the-counter market, in privately-negotiated transactions or otherwise at fixed prices, market prices prevailing at the time of sale, prices related to such prevailing prices or negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. Transactions by broker-dealers may include crosses, which are transactions in which the same broker acts as agent on both sides of the trade, and block transactions, and may involve sales to and through other broker-dealers, including transactions of the nature described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

          Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by Kingsbridge or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

          Kingsbridge will pay all commissions, transfer taxes, and certain other expenses associated with the resale of securities. The shares offered by this prospectus are being registered to fulfill our contractual obligation to Kingsbridge and we have paid the expenses of the preparation of this prospectus.

          We have also agreed to reimburse Kingsbridge for certain costs and expenses incurred in connection with the resale of shares of our common stock. These may include the fees, expenses and disbursements of counsel for Kingsbridge incurred in the preparation of our agreement with Kingsbridge and associated documentation and the registration statement which includes this prospectus.

          In connection with the sale of the common stock or otherwise, and subject to limitations in our agreement with Kingsbridge, Kingsbridge may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with Kingsbridge. Subject to limitation in our agreement with Kingsbridge, Kingsbridge may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

          The aggregate proceeds to Kingsbridge from the resale of the common stock offered by this prospectus will be the purchase price of the common stock less discounts and commissions, if any. Kingsbridge reserves the right to accept and, together with its agents, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. The common stock may not be offered or sold in any jurisdiction unless the offer and sale have been registered or qualified for sale or an exemption is available and complied with.

          Broker-dealers or agents that participate in the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by Kingsbridge and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge will be subject to the prospectus delivery requirements of the Securities Act.

          To our knowledge, there are currently no plans, arrangements or understandings between Kingsbridge and any underwriter, broker-dealer or agent regarding the sale of the common stock.

          Kingsbridge may decide not to sell any common stock described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, Kingsbridge may transfer, devise or gift the common stock by other means not described in this prospectus.

          With respect to a particular offering of the common stock, to the extent required by the Securities Act, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement which includes this prospectus, will be prepared and will set forth the following information:

•	the specific common stock to be offered and sold;

•	the names of the selling stockholder ;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling stockholder.

LEGAL MATTERS

          Certain legal matters relating to the offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

          The financial statements and schedules incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement on Form S-3 that was filed with the SEC. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

          We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for our fiscal year ended September 30, 2004;

•	Current Reports on Form 8-K filed with the SEC on November 22, 2004, December 17, 2004, December 30, 2004 and January 18, 2005 (amended January 21, 2005); and

•	Registration Statement on Form 10-SB, effective August 1, 1994 which includes a description of our common stock.

          We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

          All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

          You may obtain copies of these documents on the web site maintained by the SEC at www.sec.gov, or from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by contacting us at American Technology Corporation, 13114 Evening Creek Drive South, San Diego, California 92128, Attn: Director, Investor Relations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth our costs and expenses in connection with the registration for resale of our common stock. All of the amounts shown are estimates except the Securities and Exchange Commission (the “Commission”) registration fee.

AMOUNT
Commission Registration Fee	$ 4,393
Printing and Related Fees	$ 5,000
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$14,000
Miscellaneous Expenses	$ 1,607
Total	$50,000

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          As permitted by Delaware law, our Certificate of Incorporation provides that the we will indemnify our officers, directors, employees and agents against attorneys’ fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

          Pursuant to the General Corporation Law of Delaware, our Certificate of Incorporation excludes personal liability on the part of its directors to our company for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 174 of the General Corporation Law of Delaware, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws.

          We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

ITEM 16. INDEX TO EXHIBITS.

Number	Exhibit

4.1	Certificate of Incorporation of American Technology Corporation (Delaware) dated March 1, 1992. Filed as Exhibit 2.1 on Form 10-SB effective August 1, 1994 and incorporated herein by reference.

4.2	Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Filed as Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, dated May 13, 1997 and incorporated herein by reference.

4.3	Corrected Certificate of Designations of Series A Convertible Preferred Stock dated and filed with Delaware on August 25, 1997. Filed as Exhibit 3.1.3 on Form 8-K dated August 29, 1997 and incorporated herein by reference.

4.4	Corrected Certificate of Designations of Series B Convertible Preferred Stock filed with Delaware on December 23, 1998. Filed as Exhibit 3.1.4 on Form 10-KSB for the year ended September 30, 1998, dated December 29, 1998 and incorporated herein by reference.

4.5	Corrected Certificate of Designation of Series C Preferred Stock filed with Delaware on April 19, 2000. Filed as Exhibit 3.1.5 on Form 8-K dated April 19, 2000 and incorporated herein by reference.

4.6	Certificate of Designation of Series D Preferred Stock filed with Delaware on May 3, 2002. Filed as Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2002, dated May 15, 2002 and incorporated herein by reference.

4.7	Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Filed as Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, dated December 23, 2002 and incorporated herein by reference.

4.8	Certificate of Designation of Series E Preferred Stock filed with Delaware on February 28, 2003. Filed as Exhibit 4.2 on Form 8-K dated March 6, 2003 and incorporated herein by reference.

4.9	Restated Bylaws of American Technology Corporation.

4.10	Specimen Common Stock Certificate.

4.11	Registration Rights Agreement dated December 14, 2004 with Kingsbridge Capital Limited. Filed as Exhibit 10.2 on Form 8-K filed December 17, 2004 and incorporated herein by reference.

5.1	Opinion of Sheppard Mullin Richter & Hampton LLP.

10.1	Common Stock Purchase Agreement dated December 14, 2004 with Kingsbridge Capital Limited. Filed as Exhibit 10.1 on Form 8-K filed December 17, 2004 and incorporated herein by reference.

10.2	Warrant dated December 14, 2004 in favor of Kingsbridge Capital Limited. Filed as Exhibit 4.1 to Form 8-K filed December 17, 2004 and incorporated herein by reference.

23.1	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included on signature page).

ITEM 17. UNDERTAKINGS.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports we filed with or furnished to the SEC pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(6) That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on this 24th day of January, 2005.

AMERICAN TECHNOLOGY CORPORATION

By:	/s/ Elwood G. Norris
Elwood G. Norris Chairman of the Board

POWER OF ATTORNEY

          Know all persons by these presents, that each person whose signature appears below constitutes and appoints Elwood G. Norris, Kalani Jones and Michael A. Russell, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

Date: January 24, 2005	By:	/s/ ELWOOD G. NORRIS
Elwood G. Norris Chairman of the Board and Director (Co-Principal Executive Officer)

Date: January 24, 2005	By:	/s/ KALANI JONES
Kalani Jones President, Chief Operating Officer and Director (Co-Principal Executive Officer)

Date: January 24, 2005	By:	/s/ MICHAEL A. RUSSELL
Michael A. Russell, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: January 24, 2005	By:	/s/ RICHARD M. WAGNER
Richard M. Wagner Director

Date: January 24, 2005	By:	/s/ DAVID J. CARTER
David J. Carter Director

Date: January 24, 2005	By:	/s/ DANIEL HUNTER
Daniel Hunter Director

EXHIBIT INDEX

Number	Exhibit

4.1	Certificate of Incorporation of American Technology Corporation (Delaware) dated March 1, 1992. Filed as Exhibit 2.1 on Form 10-SB effective August 1, 1994 and incorporated herein by reference.

4.2	Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Filed as Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, dated May 13, 1997 and incorporated herein by reference.

4.3	Corrected Certificate of Designations of Series A Convertible Preferred Stock dated and filed with Delaware on August 25, 1997. Filed as Exhibit 3.1.3 on Form 8-K dated August 29, 1997 and incorporated herein by reference.

4.4	Corrected Certificate of Designations of Series B Convertible Preferred Stock filed with Delaware on December 23, 1998. Filed as Exhibit 3.1.4 on Form 10-KSB for the year ended September 30, 1998, dated December 29, 1998 and incorporated herein by reference.

4.5	Corrected Certificate of Designation of Series C Preferred Stock filed with Delaware on April 19, 2000. Filed as Exhibit 3.1.5 on Form 8-K dated April 19, 2000 and incorporated herein by reference.

4.6	Certificate of Designation of Series D Preferred Stock filed with Delaware on May 3, 2002. Filed as Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2002, dated May 15, 2002 and incorporated herein by reference.

4.7	Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Filed as Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, dated December 23, 2002 and incorporated herein by reference.

4.8	Certificate of Designation of Series E Preferred Stock filed with Delaware on February 28, 2003. Filed as Exhibit 4.2 on Form 8-K dated March 6, 2003 and incorporated herein by reference.

4.9	Restated Bylaws of American Technology Corporation.

4.10	Specimen Common Stock Certificate.

4.11	Registration Rights Agreement dated December 14, 2004 with Kingsbridge Capital Limited. Filed as Exhibit 10.2 on Form 8-K filed December 17, 2004 and incorporated herein by reference.

5.1	Opinion of Sheppard Mullin Richter & Hampton LLP.

10.1	Common Stock Purchase Agreement dated December 14, 2004 with Kingsbridge Capital Limited. Filed as Exhibit 10.1 on Form 8-K filed December 17, 2004 and incorporated herein by reference.

10.2	Warrant dated December 14, 2004 in favor of Kingsbridge Capital Limited. Filed as Exhibit 4.1 to Form 8-K filed December 17, 2004 and incorporated herein by reference.

23.1	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included on signature page).